SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

(Mark One)


     [X]  Annual Report Pursuant to Section 15(D) Of The
          Securities Exchange Act of 1934    [No Fee Required]


For the fiscal year ended December 31, 1997


                               or


     [ ]  Transition Report Pursuant to Section 15(D) Of The
          Securities Exchange Act of 1934    [No Fee Required]


For the transition period from ____________ to ___________


Commission file number 0-7469


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TJ INTERNATIONAL, INC.
                         INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     TJ INTERNATIONAL, INC.
                      200 E. Mallard Drive
                          P. O. Box 65
                         Boise, ID 83707

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      TJ International, Inc.
                                         Investment Plan
                           ______________________________________
                                         (Name of Plan)


Date:  June 22, 1998              /s/ Valerie A. Heusinkveld
     _________________     ______________________________________
                                         (Signature)

                           Valerie A. Heusinkveld
                           Committee Member
                           TJ International, Inc. Investment Plan
                           Administrative Committee

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated May 1, 1998, included in this Form 11-K for the year ended December 31, 1997, into the Company's previously filed Registration Statement on Form S-8
(33-21870).


                                          /s/ ARTHUR ANDERSEN LLP

Boise, Idaho
June 22, 1998

                     TJ INTERNATIONAL, INC.
                         INVESTMENT PLAN

                      FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1997 AND 1996

                 TOGETHER WITH AUDITORS' REPORT

               [LETTERHEAD OF ARTHUR ANDERSEN LLP]

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
TJ International, Inc. Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits by fund of the TJ International, Inc. Investment Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits by fund for the years then ended. These financial statements are the responsibility of TJ International, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits by fund and the statement of changes in net assets available for benefits by fund is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   //s// ARTHUR ANDERSEN LLP

Boise, Idaho
  May 1, 1998

                         TJ INTERNATIONAL, INC.
                                                            1 of 4

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    AS OF DECEMBER 31, 1997 AND 1996


                                 PARTICIPANT DIRECTED
                         ------------------------------------------

                                                  Spartan
                                                   U.S.
                         Managed                   Equity
                         Income       Puritan      Index
AS OF DECEMBER 31, 1997  Fund         Fund         Fund
-----------------------           --------------------------------


ASSETS
  Investments, at fair   $15,633,091    $31,799,704    $12,145,399
    value
  Investment, at           2,730,097         -            -
    contract value
  Cash and cash            1,024,721         -            -
    equivalents
  Employer contributions     489,831        793,271        374,941
    receivable
  Participant loans             -            -            -
                         -----------    -----------    -----------
                          19,877,740     32,592,975    12,520,340
                         -----------    -----------    -----------
LIABILITIES
  ESOP loan                     -            -            -
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS            $19,877,740    $32,592,975    $12,520,340
                         -----------    -----------    -----------
                         -----------    -----------    -----------
                                                       Spartan
                                                       U.S.
                         Managed                       Equity
                         Income         Puritan        Index
AS OF DECEMBER 31, 1996  Fund           Fund           Fund
------------------------ -------------------------------------
ASSETS
  Investments, at        $12,655,150    $25,962,196    $ 7,327,461
    fair value
  Investments, at          4,865,233       -            -
    contract value
  Cash and cash              479,113       -            -
    equivalents
  Employer contributions     214,283        346,940        135,155
    receivable
  Participant loan            -            -            -
                         -----------    -----------    -----------
                          18,213,779     26,309,136      7,462,616
                         -----------    -----------    -----------
LIABILITIES
  ESOP loan                   -            -            -
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS            $18,213,779    $26,309,136     $7,462,616
                         -----------    -----------    -----------
                         -----------    -----------    -----------


                         TJ INTERNATIONAL, INC.
                                                            2 of 4

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    AS OF DECEMBER 31, 1997 AND 1996


                                       PARTICIPANT DIRECTED
                                   ----------------------------
                                                       TJ
                         Value          Magellan       Common
AS OF DECEMBER 31, 1997  Fund           Fund           Stock Fund
-----------------------  ----------------------------------------

ASSETS
  Investments, at fair   $25,090,691    $14,508,580    $25,990,629
    value
  Investment, at             -            -                 -
    contract value
  Cash and cash              -            -                 85,794
    equivalents
  Employer contributions     581,043        581,405        426,010
    receivable
  Participant loans          -            -                 -
                         -----------    -----------    -----------
                          25,671,734     15,089,985     26,502,433

LIABILITIES
  ESOP loan                  -            -                -
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS            $25,671,734    $15,089,985    $26,502,433
                         -----------    -----------    -----------
                         -----------    -----------    -----------
                                                       TJ
                         Value          Magellan       Common
AS OF DECEMBER 31, 1996  Fund           Fund           Stock Fund
-----------------------  -----------------------------------------

ASSETS
  Investments, at fair   $19,594,839    $10,572,653    $21,342,902
    value
  Investments, at            -            -                -
    contract value
  Cash and cash              -            -                158,038
    equivalents
  Employer contributions     254,658        252,367        194,850
    receivable
  Participant loans          -            -                 -
                         -----------    -----------    -----------
                          19,849,497     10,825,020     21,695,790
                         -----------    -----------    -----------
LIABILITIES
  ESOP loan                  -            -                 -
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS           $ 19,849,497    $10,825,020    $21,695,790
                         ----------     -----------    -----------
                         -----------    -----------    -----------

                         TJ INTERNATIONAL, INC.
                                                            3 of 4

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    AS OF DECEMBER 31, 1997 AND 1996


                                        PARTICIPANT
                                        DIRECTED
                                        ----------   ----------
                                                       ESOP
                                        Participant    Common
AS OF DECEMBER 31, 1997                 Loans          Stock Fund
-----------------------                 -------------------------
ASSETS
  Investments, at fair value            $    -         $15,517,820
  Investment, at contract value              -            -
  Cash and cash equivalents                  -             133,975
  Employer contributions receivable          -            -
  Participant loans                       2,797,352       -
                                         -----------   -----------
                                          2,797,352     15,651,795
                                         -----------   -----------
LIABILITIES
  ESOP loan                                   -            -
                                         -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $ 2,797,352    $15,651,795
                                        -----------    -----------
                                        -----------    -----------

                                                       ESOP
                                        Participant    Common
AS OF DECEMBER 31, 1996                 Loans          Stock Fund
-----------------------                 ------------------------
ASSETS
  Investments, at fair value            $    -         $15,442,568
  Investments, at contract value             -            -
  Cash and cash equivalents                  -             157,622
  Employer contributions receivable          -            -
  Participant loans                      2,923,984        -
                                        -----------    -----------
                                         2,923,984      15,600,190
                                        -----------    -----------

LIABILITIES
  ESOP loan                                  -            -
                                        -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $2,923,984     $15,600,190
                                        -----------    -----------
                                        -----------    -----------

                         TJ INTERNATIONAL, INC.
                                                            4 of 4

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    AS OF DECEMBER 31, 1997 AND 1996

                         Allocated      Unallocated
                         ---------      -----------
                         ESOP           ESOP
                         Preferred      Preferred
AS OF DECEMBER 31, 1997  Stock Fund     Stock Fund     Total Plan
-----------------------  ----------     ----------     ----------


ASSETS
  Investments, at        $11,053,353    $16,666,326    $168,405,593
    fair value
  Investment, at               -              -           2,730,097
    contract value
  Cash and cash               86,220          -           1,330,710
    equivalents
  Employer contributions   1,000,000          -           4,246,501
    receivable
  Participant loans            -              -           2,797,352
                         -----------    -----------    ------------
                          12,139,573     16,666,326     179,510,253

                         -----------    -----------    ------------

LIABILITIES
  ESOP loan                     -        10,336,598      10,336,598
                         -----------    -----------    ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS            $12,139,573    $ 6,329,728    $169,173,655
                         -----------    -----------    ------------
                         -----------    -----------    ------------

                         ESOP           ESOP
                         Preferred      Preferred
AS OF DECEMBER 31, 1996  Stock Fund     Stock Fund     Total Plan
-----------------------  ----------     ----------     ----------
ASSETS
  Investments, at fair   $ 8,541,825    $17,519,442    $138,959,036
    value
  Investments, at              -            -             4,865,233
    contract value
  Cash and cash               56,031        -               850,804
    equivalents
  Employer contributions   1,077,947        -             2,476,200
    receivable
  Participant loans            -            -             2,923,984
                         -----------    ------------   ------------
                           9,675,803      17,519,442    150,075,257
                         -----------    ------------   ------------

LIABILITIES
  ESOP loan                     -         11,678,308     11,678,308
                         -----------     -----------   ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS             $9,675,803     $ 5,841,134   $138,396,949
                         -----------     -----------   ------------
                         -----------     -----------   ------------
The accompanying notes and Supplemental Schedules are an integral part of these financial statements.



                         TJ INTERNATIONAL, INC.            1 of 4

                             EIN: 82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1997


                                   PARTICIPANT DIRECTED
                         ------------------------------------------
-
                         Managed                       Spartan
FOR THE YEAR ENDED       Income         Puritan        U.S. Equity
DECEMBER 31, 1997        Fund           Fund           Index Fund
-----------------------------------------------------------------

Investment Income:
  Interest Income        $ 1,168,489    $ 1,580,344    $   141,258
  Dividend Income              -          1,057,475        135,081


Net appreciation
  (depreciation) in
  fair value of assets          -         3,322,830      2,409,149

Contributions:
  Employee                 1,041,045      1,523,169        895,669
  Employer                   489,831        793,271        374,941

Plan benefit claims
  distributions during
  the year                (1,469,446)    (1,721,488)      (423,598)

Interest expense on
  ESOP loan                     -              -              -

Administrative fees and
  other                      (20,870)        (8,142)        (2,863)

Loans initiated, net of
  repayments and             (71,343)        33,777         44,592
  interest

Transfer among funds,
  net                        526,255       (297,397)     1,483,495
                           -----------   -----------   -----------
Net increase (decrease)
  during the year          1,663,961      6,283,839      5,057,724

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                 18,213,779     26,309,136      7,462,616
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of  $19,877,740    $32,592,975    $12,520,340
  year                   -----------    -----------    -----------
                         -----------    -----------    -----------

                         TJ INTERNATIONAL, INC.             2 of 4

                             EIN: 82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1997


                                   PARTICIPANT DIRECTED
                         ----------------------------------------


FOR THE YEAR ENDED       Value          Magellan       TJ Common
DECEMBER 31, 1997        Fund           Fund           Stock Fund
-----------------------------------------------------------------

Investment Income:
  Interest Income        $ 3,263,393    $   781,511    $   227,177
  Dividend Income            192,921        175,533        229,832


Net appreciation
  (depreciation) in
  fair value of assets       822,247      1,972,196      2,210,562

Contributions:
  Employee                 1,465,521      1,432,823      1,119,479
  Employer                   581,043        581,405      4,050,262

Plan benefit claims
  distributions during
  the year                (1,297,261)      (438,315)      (993,104)

Interest expense on
  ESOP loan                     -              -              -

Administrative fees and
  other                      (2,210)         (1,345)       (30,387)

Loans initiated, net of
  repayments and            (33,591)         40,804       (171,580)
  interest

Transfer among funds,
  net                       830,174        (279,647)    (1,835,598)
                         -----------    ------------    -----------
Net increase (decrease)
  during the year          5,822,237      4,264,965      4,806,643

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                 19,849,497     10,825,020     21,695,790
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of  $25,671,734    $15,089,985    $26,502,433
  year                   -----------    -----------    -----------
                         -----------    -----------    -----------

                         TJ INTERNATIONAL, INC.             3 of 4

                             EIN: 82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1997


                PARTICIPANT DIRECTED                   ALLOCATED
------------------------------------
                                                       ESOP
FOR THE YEAR ENDED       Participant    ESOP Common    Preferred
DECEMBER 31, 1997        Loans          Stock Fund     Stock Fund

Investment Income:
  Interest Income        $    -         $   107,332    $     -
  Dividend Income             -             141,819       385,693


Net appreciation
  (depreciation) in
  fair value of assets        -             819,885      (415,932)

Contributions:
  Employee                    -               -              -
  Employer                    -               -         1,000,000

Plan benefit claims
  distributions during
  the year                  (283,973)      (556,013)     (347,230)

Interest expense on
  ESOP loan                   -              -              -

Administrative fees and
  other                       -             (20,856)       (9,235)

Loans initiated, net of
  repayments and             157,341         -              -
  interest
Transfer among funds,
  net                          -           (440,562)    1,850,474
                          -----------   ------------   -----------
Net increase (decrease)
  during the year           (126,632)         51,605    2,463,770

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                  2,923,984     15,600,190      9,675,803
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of  $ 2,797,352    $15,651,795    $12,139,573
  year                   -----------    -----------    -----------
                         -----------    -----------    -----------


                         TJ INTERNATIONAL, INC.           4 of 4

                             EIN: 82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1997

                                        UNALLOCATED
                                        ------------
                                        ESOP
FOR THE YEAR ENDED                      Preferred
DECEMBER 31, 1997                       Stock Fund     Total Plan
-----------------------------------------------------------------


Investment Income:
  Interest Income                       $     -        $ 7,269,504
  Dividend Income                           843,151      3,161,505


Net appreciation
  (depreciation) in
  fair value of assets                    2,447,719     13,588,656

Contributions:
  Employee                                    -          7,477,706
  Employer                                    -          7,870,753

Plan benefit claims
  distributions during
  the year                                    -         (7,530,428)

Interest expense on
  ESOP loan                                (965,082)      (965,082)

Administrative fees and
  other                                       -            (95,908)

Loans initiated, net of
  repayments and interest                     -              -

Transfer among funds,
  net                                    (1,837,194)         -
                                        -----------    ------------
Net increase (decrease)
  during the year                           488,594      30,776,706

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                                 5,841,134     138,396,949
                                        -----------    ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of                 $ 6,329,728    $169,173,655
  year                                  -----------    ------------
                                        -----------    ------------
 The accompanying notes and supplemental Schedules are an integral part of these financial statements.


                         TJ INTERNATIONAL, INC.            1 of 5

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                 PARTICIPANT DIRECTED
                         ------------------------------------------


                         Investment
FOR THE YEAR ENDED       Contract       Balanced       Diversified
DECEMBER 31, 1996        Fund           Fund           Stock Fund

------------------       ------------------------------------------


Investment Income:
 Interest income         $    305,073   $    25,179    $    12,881
  (expense)
 Dividend income               -               -               -
Net appreciation in fair
 value of assets               -            522,380      1,142,778
Contributions:
 Employee                     385,704       515,968        515,197
 Employer                     178,285       228,525        213,414
Plan benefit claims
 distributions during the
 year                        (670,981)   (1,185,395)      (711,153)
Interest expense on ESOP
loan                           -               -               -
Administrative fees and       (18,600)      (49,768)       (38,338)
other
Loans initiated, net of
 repayments and interest      (32,539)      (46,791)        (4,411)
Transfer among funds,net  (18,525,316)  (28,354,778)   (22,542,135)
Plan mergers and transfers     97,882        54,708         28,390
                          ------------  ------------   ------------
Net increase (decrease)
 during the year          (18,280,492)  (28,289,972)   (21,383,377)
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                    18,280,492   28,289,972     21,383,377
                           -----------   -----------    -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end of     $     -      $     -        $     -
 year                      -----------  -----------    -----------
                           -----------  -----------    -----------

                         TJ INTERNATIONAL, INC.      2 of 5

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1996


                                    PARTICIPANT DIRECTED
                         ---------------------------------------
                                                       Spartan
                                                       U.S.
                         Managed                       Equity
FOR THE YEAR ENDED       Income         Puritan        Index
DECEMBER 31, 1996        Fund           Fund           Fund
------------------       --------------------------------------

Investment Income:
 Interest income         $   789,940    $   57,733     $    14,199
   (expense)
 Dividend income                  -        752,964         106,037
Net appreciation in fair
 value of assets                  -      1,477,007         586,848
Contributions:
 Employee                    656,707     1,052,496         409,842
 Employer                    214,283       346,940         135,155
Plan benefit claims
 distributions during the
 year                       (510,622)     (749,316)        (72,204)
Interest expense on ESOP
loan                              -           -              -
Administrative fees and       (8,701)       (2,972)           (874)
 other
Loans initiated, net of
 repayments and interest     (99,114)      (30,238)         (1,944)
Transfer among funds,net  17,030,482    23,409,724       6,210,464
Plan mergers and transfers   140,804        (5,202)         75,093
                          -----------   -----------    -----------
Net increase (decrease)
 during the year          18,213,779     26,309,136      7,462,616
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                       -              -               -
                          -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end of   $18,213,779    $26,309,136    $ 7,462,616
 year
                         -----------    -----------    -----------
                         -----------    -----------    -----------

                         TJ INTERNATIONAL, INC.           3 of 5

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1996


                                    PARTICIPANT DIRECTED
                         -----------------------------------------

                                                       TJ
FOR THE YEAR ENDED       Value          Magellan       Common
DECEMBER 31, 1996        Fund           Fund           Stock Fund
------------------       -----------------------------------------

Investment Income:
 Interest income         $   33,998     $    24,222    $    51,168
 (expense)
Dividend income             201,499          78,656        206,959
Net appreciation in fair
 value of assets          1,709,508         794,225      5,018,577

Contributions:
 Employee                   913,185         881,396      1,091,842
 Employer                   254,658         252,367      2,669,709
Plan benefit claims
 distributions during the
 year                      (544,718)       (272,024)      (691,972)
Interest expense on ESOP
loan                           -                -             -
Administrative fees          (1,196)           (591)       (13,734)
 and other
Loans initiated, net of
 repayments and interest    (43,264)        (74,537)      (154,204)
Transfer among funds,net 17,329,577       9,071,462     (3,427,776)
Plan mergers and transfers   (3,750)         69,844        188,458
                         -----------    -----------    ------------
Net increase (decrease)
 during the year         19,849,497      10,825,020      4,939,027
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                       -                -       16,756,763
                         -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end      $19,849,497    $10,825,020     $21,695,790
 of year
                         -----------    -----------    ------------
                         -----------    -----------    ------------

                         TJ INTERNATIONAL, INC.         4 of 5

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1996

                         PARTICIPANT
                         DIRECTED                      ALLOCATED
                         ------------                  ---------
                                                           ESOP
FOR THE YEAR ENDED       Participant    ESOP Common    Preferred
DECEMBER 31, 1996        Loans          Stock Fund     Stock Fund
------------------       ----------------------------------------


Investment Income:
 Interest income         $      -       $   (6,690)    $     (572)
 (expense)
Dividend income                 -          111,644        309,629
Net appreciation in fair
 value of assets                -        4,072,156      1,562,429
Contributions:
 Employee                       -              -              -
 Employer                       -              -        1,077,947
Plan benefit claims
 distributions during the
 year                      (157,477)      (288,483)      (130,177)
Interest expense on ESOP
loan                            -                -              -
Administrative fees and          55        (10,463)        (4,440)
 other
Loans initiated, net of
 repayments and interest    487,042            -              -
Transfer among funds, net     -           (143,980)     1,832,769
Plan mergers and transfers   -           11,866,006      5,028,218
                         -----------    -----------    -----------
Net increase (decrease)
 during the year            329,620      15,600,190      9,675,803
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                  2,594,364            -             -
                          -----------    -----------   -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end      $2,923,984     $15,600,190    $9,675,803
 of year
                         -----------    -----------    -----------
                         -----------    -----------    -----------

                         TJ INTERNATIONAL, INC.           5 of 5

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS BY FUND
                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                        UNALLOCATED
                                        -----------

FOR THE YEAR ENDED                      ESOP Preferred
DECEMBER 31, 1996                       Stock Fund     Total Plan

-------------------                     -------------- ----------


Investment Income:
 Interest income (expense)              $     -        $ 1,307,131
Dividend income                              934,893     2,702,281
Net appreciation in fair
 value of assets                           4,982,814    21,868,722
Contributions:
 Employee                                    -           6,422,337
 Employer                                    -           5,571,283
Plan benefit claims
 distributions during the
 year                                        -          (5,984,522)
Interest expense on ESOP
loan                                      (1,081,468)   (1,081,468)


Administrative fees and other              -              (149,622)
Loans initiated, net of
 repayments and interest                   -                  -
Transfer among funds, net                 (1,890,493)         -
Plan mergers and transfers                 2,895,388    20,435,839
                                         -----------   -----------
Net increase (decrease)
 during the year                           5,841,134    51,091,981
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                                   -            87,304,968

                                        ------------   -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end of year               $5,841,134  $138,396,949
                                         -----------  ------------
                                         -----------  ------------

The accompanying notes and Supplemental Schedules are an integral part of these financial statements.


                     TJ INTERNATIONAL, INC.


                         INVESTMENT PLAN

                NOTES TO THE FINANCIAL STATEMENTS


1. PLAN DESCRIPTION:

The following description of the TJ International, Inc. (the
"Company") Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan sponsored by the Company.
The Plan is administered by an Administrative Committee (the
"Committee") appointed by the Company's Board of Directors.

The Plan obtained its latest determination letter on June 13, 1997, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes the Plan is designed and currently operated in accordance with the Internal Revenue Code.

PARTICIPANT ACCOUNTS

Substantially all eligible employees are participants in the Plan. The following accounts are maintained by fund for each participant:

- An elective contribution account consisting of participant contributions in selected amounts from 2% to 15% of participant's eligible compensation, limited to a maximum contribution as set by the IRS.

- A Company matching contribution account consisting of the Company matching contribution equal to 100% of the first 2% of a participant's contributed eligible compensation and 50% of the next 4% of a participant's contributed eligible compensation. The Company's maximum matching contribution is 4% of a participant's eligible compensation.

- Three profit sharing contribution accounts consisting of a general profit sharing account, an ESOP Common Stock account and an ESOP Preferred Stock account. The annual Company profit sharing contribution is determined by a formula based on the Company's net income. The Company's Board of Directors has discretionary powers to invest this contribution in one or any combination of these profit sharing accounts. A profit sharing contribution to the ESOP Preferred Stock account results in interest and principal payments on the leveraged ESOP loan releasing preferred shares to be allocated to participant accounts. These contributions, as well as any forfeitures, are allocated using a formula based on participants' eligible compensation.

- An elective contribution account consisting of participants' employee pre-1973 after-tax contributions made to the Plan prior to 1973.

- A rollover contribution account consisting of a participant's distributions from a qualified employer plan.

CONTRIBUTIONS

Employee contributions and the related Company matching contributions are credited to the participants' accounts as payrolls are processed throughout the year. The Company's profit sharing and forfeiture reallocation contributions are credited to the participants' accounts annually. The Company matching, profit sharing and forfeiture reallocation are subject to vesting provisions of the Plan as described in Note 5. The Company has the discretion regarding the use of forfeitures inasmuch as the Company can reduce Plan expenses, reduce future employer contributions or reallocate the amount to the remaining participants using a formula based on participants' eligible compensation. Participants are always fully vested in their elective contribution, pre-1973 after-tax contribution and rollover contribution account balances.

Participants in the Plan may make elective contributions to any of the participant directed investment options. Effective April
1, 1996, the Company's matching contributions are invested in the TJ Common Stock Fund.

The Company's Board of Directors, as allowed by the Plan, directed the annual profit sharing contributions as follows:

- The Company made general profit sharing contributions of $3,246,500 and $1,398,253 for 1997 and 1996, respectively.
  This general profit sharing contribution is invested based on the participant's elective contribution.

- The Company did not make an ESOP Common profit sharing contribution for 1997 and 1996.

- The Company made ESOP Preferred profit sharing contributions, based on principal loan payments, of $1,000,000 and $1,077,947 for 1997 and 1996, respectively. The principal payments include additional amounts resulting in the excess of preferred dividends over interest expense.

As of December 31, 1997 and 1996, the Plan consisted of approximately 2,801 and 2,445 participants, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:

                                              DECEMBER 31,
                                        --------------------
                                         1997           1996
                                        --------     ---------
     Managed Income Fund                1,429          1,370
     Puritan Fund                       1,648          1,470
     Spartan U.S. Equity Index Fund     1,021            741
     Value Fund                         1,584          1,410
     Magellan Fund                      1,263          1,003
     TJ Common Stock Fund               2,601          2,257
     ESOP Common Stock Fund             2,246          1,826
     ESOP Preferred Stock Fund          2,220          1,823

BENEFIT PAYMENTS

On termination of employment for account balances equal to $3,500 or more, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance in either a joint and survivor annuity, a lump-sum payment or in annual installments over a maximum ten-year period.

On termination of employment for account balances less than $3,500, a participant will receive a lump-sum payment equal to the value of the participant's vested interest in his or her account balance.

PARTICIPANT LOANS

Participants may borrow from their participant directed fund accounts a minimum of $2,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company contributions. A participant's outstanding loan balance is reported in the Participant loans balance on the statement of net assets available for plan benefits. Loan terms range from 1-5 years and bear interest at a rate equal to prime plus one percent updated monthly. The loans are secured by the balance in the participant's accounts. Interest rates range from 9.25% to 10%. Principal and interest is paid ratably through bi-weekly payroll deductions.

TRUSTEE AND INVESTMENT MANAGER

The assets of the Plan are held in trust (the "Trust") by Fidelity Management Trust Company (the "Trustee"). Fidelity also provides investment management, asset custodianship and recordkeeping services.

Investment of earnings or losses are allocated to each participant based on account balances at the end of each business day. The participant account balances in each fund are determined based on the applicable closing prices adjusted for any increase or decrease for interest, dividends and expenses related to management of the funds.

The Plan's investment manager has discretionary authority to invest the assets of the Plan consistent with the fund's investment objectives. The investment manager's performance is periodically reviewed and evaluated by the Committee.

ADMINISTRATIVE EXPENSES

The Plan provides that operating and administrative expenses, investment asset management fees, brokerage commissions, trust services and related expenses are payable from the assets of the Plan unless stated otherwise. In addition, each participant is charged an annual account fee determined by the Committee.

2.   SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Profit sharing contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end.

INVESTMENT VALUATION AND INCOME RECOGNITION

Assets of the Plan are valued at fair value, except for the individual insurance contracts within the Managed Income Fund, which are valued at contract value at December 31, 1997 and 1996, respectively. Market value fluctuations in the Managed Income Fund reflect changes in the effective yield on the underlying securities and have been included in interest income. The investment funds are valued net of management fees. Net appreciation (depreciation) in fair value of assets includes both realized and unrealized gains and losses of the assets during the Plan years.

The accrual basis of accounting requires that purchases and sales of securities be recorded on a trade date basis. Accordingly, dividends are accrued when declared, and allocated in conformity with the Plan. Benefits are recorded when paid.

Certain reclassifications were made, none of which affected net assets available for plan benefits, to conform prior years' information to the current year's presentation.

3.   INVESTMENTS:

The following is a brief description of the investment funds:

Investment Contract Fund, Balanced Fund, and Diversified Stock
Fund are funds, effective April 1, 1996, that are no longer available due to Fidelity Investments becoming the Investment
Manager.

- Managed Income Fund is a stable value fund. The assets are invested in Fidelity's Managed Income Portfolio and in individual insurance contracts that were purchased for the fund in previous years. All investment contracts and fixed income securities must meet the high credit quality standards of the portfolio's manager. Although the individual investment contracts are backed by the issuer, units of this investment are not backed by the Trustee, the plan sponsor, or insured by the FDIC. The Fund's goal is to maintain a stable $1 unit price, but there is no guarantee that it will do so. The yield will fluctuate. This Fund is not a mutual fund and is managed by the Trustee.

- Puritan Fund is a growth and income fund. It seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return will fluctuate.

- Spartan U.S. Equity Index Fund is a growth and income fund.
  It seeks investment results that try to duplicate the composition and total return of the S&P 500, which is comprised of common stocks. Dividend amounts will vary. The
  Fund's share price and return will fluctuate.

- Value Fund is a growth fund. It seeks long-term capital appreciation by investing in the securities of companies with valuable fixed assets, or in the securities of companies that its investment adviser believes are undervalued in relation to the Company's assets, earnings or growth potential. The Fund's share price and return will fluctuate.

- Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies. The Fund's share price and return will fluctuate.

- TJ Common Stock Fund invests primarily in TJ International, Inc. Common Stock and in a small amount of short-term investments that allows the fund to handle exchanges, withdrawals and distributions. Investment in the Fund allows eligible Associates to become stockholders and part owners of the Company and allows eligible Associates to participate in the Company's financial future. The Fund is not a mutual fund and is an unmanaged, non-diversified investment.

- ESOP Common and Preferred Stock Funds invest primarily in TJ International, Inc. common and preferred stock and a small amount in short term investments that allows the fund to handle exchanges, withdrawals and distributions. The Company has discretionary powers to invest the annual profit sharing, forfeiture reallocation and debt service on the ESOP loan to buy shares of common stock and/or release shares of preferred stock for allocation to participants based on eligible compensation. Investment in these funds allow eligible Associates to become a stockholder and part owner of the Company and allow eligible Associates to participate in the Company's financial future. These funds are not mutual funds and are unmanaged, non-diversified investments.

At December 31, 1997 and 1996, the Managed Income Fund invested in insurance contracts with stated interest rates ranging from 7.00% to 7.92%. The effective yields during these periods were 6.23% and 6.07% for 1997 and 1996, respectively. At December 31, 1997 and 1996, the fair value of the Managed Income Fund was $19,327,781 and $18,091,748, respectively.

4.   CONVERTIBLE PREFERRED STOCK AND ESOP LOAN:

On September 21, 1990, the former TJ International, Inc. Employee Stock Ownership Plan (the "ESOP") acquired 1,269,842 shares of Preferred Stock for $15,000,009, or $11.8125 per share, using the proceeds of the ESOP loan made to the Trustee by the Company.

Preferred Stock is convertible into Company common stock or cash, at the Company's option, at a redemption ratio or value equal to one share of common stock for each share of Preferred Stock. However, the Preferred Stock cannot be redeemed for a value less than the liquidation preference of $11.8125 per share. The Preferred Stock pays an annual dividend of $1.063125 per share. The Preferred Stock is redeemable at the Company's option after December 31, 2000 and under certain circumstances prior to that date. The Preferred Stock is held solely by the Trustee for the Plan and is not available for trading outside the Plan. Upon redemption by the Company, the shares of Preferred Stock are permanently retired.

The Preferred Stock is held in a separate "ESOP Suspense Account" pending release to participants and is pledged as collateral for the ESOP loan. The number of shares allocated to plan participants for a plan year is determined by a formula that divides principal and interest to be paid for the current plan year by the sum of the remaining total principal and interest payments due, including amounts due in the current year, and multiplied by the shares in the suspense account. Shares are released from the ESOP Suspense Account as principal and interest is paid. Below is the detail of the allocation of share balances in the ESOP Preferred Stock Fund as of December 31, 1997:


                              Historical             Fair
                    Shares       Cost             Market Value
                    --------- -----------         ------------

Unallocated           689,760 $ 8,147,790         $16,666,326
Allocated             457,459   5,403,734          11,053,353
Retired               122,623   1,448,485           2,962,878
                    --------- -----------         -----------

     Total          1,269,842 $15,000,009         $30,682,557
                    ----------------------        -----------
                    --------- -----------         -----------

The ESOP loan represents an unconditional promise from the Plan to the Company to repay $15,000,009 plus interest. The ESOP loan is to be repaid by the Trustee from a combination of cash contributions from the Company and dividends from Preferred Stock held by the Plan. The ESOP loan is guaranteed by the Company and accrues interest at a 9% rate per annum on the outstanding principal amount without compounding. The interest is payable on December 31 of each year. The ESOP loan requires no principal payment until the maturity date of the loan, March 31, 2011 and imposes no penalty for prepayment of the principal prior to the maturity date. For 1997 and 1996, principal payments of $1,341,709 and $1,594,468 were paid on the ESOP loan.


5.   VESTING:

Upon termination of employment, participants are entitled to receive elective contributions, pre-1973 after tax contributions, rollover contributions and any vested portion of the Company's contributions. Participants become vested as follows:

  Completed Years             7 or                     2 or
  of Vesting Service          More  6    5    4    3   less
  ------------------          -----------------------------
  Vested Percentage           100% 80%  60%  40%  20%   0%

In the event employment terminates prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year that plan participation ceases. However, if the participant returns to active participation before the fifth consecutive one-year break in service, the non-vested account balance will be reinstated to the participant's account. A one-year break in service is a plan year in which a participant is credited with 500 or less hours of service. These forfeitures, totaling $393,079 and $467,000 in 1997 and 1996, respectively, are allocated to the remaining participants in the Plan. In addition, the Plan had $41,833 and $70,955 of unallocated forfeitures as of December 31, 1997 and 1996, respectively.

In the event of a Plan termination, the accounts of all participants affected by such termination shall become fully vested and thereafter not subject to forfeiture.

6.   ESOP DIVERSIFICATION:

In compliance with the Tax Reform Act of 1986, the Company's ESOP participants age 55 or older and with at least ten years of ESOP participation have the opportunity to diversify their investment from ESOP stock funds to any of the six participant directed investment options. Eligible ESOP participants may elect to transfer all or a portion of their account balance. Eligible participants elected to irrevocably transfer their account balances totaling $625,894 and $558,915 in 1997 and 1996, respectively, from the ESOP funds to the participant directed investment options.

                                        SUPPLEMENTAL SCHEDULE 1

                     TJ INTERNATIONAL, INC.

                        EIN:  82-0250992
                         INVESTMENT PLAN
                         PLAN NUMBER 002
  ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        DECEMBER 31, 1997


-----------------------------------------------------------------
                                        CONTRACT       FAIR
IDENTITY OF    DESCRIPTION OF           VALUE          VALUE
ISSUE          INVESTMENT
-----------------------------------------------------------------

MANAGED INCOME FUND:

Fidelity       Fidelity Institutional   $ 1,024,721    $ 1,024,721
Investments*   Money Market account     -----------    -----------
                                        -----------    -----------

First          Guaranteed investment
Allmerica      contract number
Financial      GA-92175-A 02, 7.55%
Life           rate of return,
               December 28,
               1998 maturity date       $  614,863     $   593,903

New York Life  Guaranteed investment
               contract number
               GA-30214-2, 7.00%
               rate of return,
               August 28, 1998
               maturity date               418,306         414,951

New York Life  Guaranteed investment
               contract number
               GA-30214-3, 7.00%
               rate of return,
               August 27, 1999
               maturity date               418,306         408,672

Principal      Guaranteed investment
Mutual         contract number GA4-
               14925, 7.92% rate
               of return, December 9,
               1999 maturity date        1,278,622       1,252,443

Fidelity       Fidelity Income Portfolio
Investments*   Fund 15,633,091
               participation units,
               interest rates and
               due dates variable       15,633,091      15,633,091
                                       -----------     -----------
               Total Managed Income
               Fund investments        $18,363,188     $18,303,060
                                       -----------     ----------
                                       -----------     ----------

* Known party-in-interest

The accompanying notes are an integral part of these schedules.


                                          SUPPLEMENTAL SCHEDULE 1
                                               (CONTINUED)

                         TJ INTERNATIONAL, INC.

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
      ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1997


-----------------------------------------------------------------

IDENTITY OF    DESCRIPTION OF                          FAIR
ISSUE          INVESTMENT               COST           VALUE
-----------------------------------------------------------------




FIDELITY
INVESTMENTS*:
               Cash Equivalents         $   305,989    $   305,989
                                        -----------    -----------
                                        -----------    -----------

               Puritan Fund, 1,640,852  $29,222,489    $31,799,704
               participation units      -----------    -----------
                                        -----------    -----------

               Spartan U.S. Equity      $ 9,434,386    $12,145,399
               Index Fund, 347,210
               participation            -----------    -----------
               units                    -----------    -----------

               Value Fund, 464,298      $24,990,977    $25,090,691
               participation units      -----------    -----------
                                        -----------    -----------

               Magellan Fund, 152,289   $12,059,969    $14,508,580
               participation units      -----------    -----------
                                        -----------    -----------

T.J. INTERNATIONAL, INC.*:
               TJ Common Stock          $20,827,870    $25,990,629
               Fund, 1,050,122 shares   -----------    -----------
               common stock             -----------    -----------

               ESOP - Common Stock      $ 4,491,107    $15,517,820
               Fund, 627,017 shares     -----------    -----------
               common stock             -----------    -----------

               ESOP - Preferred Stock
               Fund, 1,147,219 shares   $13,551,532    $27,719,679
               convertible preferred    -----------    -----------
               stock                    -----------    -----------

* Known party-in-interest


The accompanying notes are an integral part of these schedules.


                         TJ INTERNATIONAL, INC.             1 of 3

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
            ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------
               Description
               of Assets,               Number of      Number of
Identity of    Interest Rate and        Purchase       Sales
Party Involved Maturity Date            Transactions   Transactions
-----------------------------------------------------------------


SERIES OF TRANSACTIONS

Fidelity       Institutional
Management     Money Market **          171            156
Trust
Company*

Fidelity       Income Portfolio
Investments*   Fund **, interest
               rates and maturity
               dates variable           171            156

Fidelity       Puritan Fund **          192            137
Investments*

Fidelity       Spartan U.S. Equity
Investments*   Index Fund **            193            110

Fidelity       Value Fund **            205            139
Investments*

TJ             TJ Common Stock Fund **  233            205
International
Inc.*


*    Known party-in-interest
**   There were no category 1, 2, or 4 transactions during 1997


                         TJ INTERNATIONAL, INC.             2 of 3

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
            ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------
          Total          Total
Identity  Dollar         Dollar         Cost of        Cost of
of Party  Value of       Value of       Assets         Assets
Involved  Purchases      Sales          Purchased      Sold
-----------------------------------------------------------------

SERIES OF TRANSACTIONS

Fidelity  $ 9,915,800     $ 7,722,875   $  9,915,800   $7,722,875
Management
Trust
Company*

Fidelity   23,101,733      22,589,755     23,101,733   22,589,755
Investments*

Fidelity    7,016,181       4,501,503      7,016,181    4,242,179
Investments*

Fidelity    4,750,569       2,341,779      4,750,569    2,086,367
Investments*

Fidelity    8,481,215       3,807,609      8,481,215    3,626,369
Investments*

TJ         16,217,367      14,053,517     16,217,367   12,332,249
International,
Inc.*


*    Known party-in-interest
**   There were no category 1, 2, or 4 transactions during 1997



                         TJ INTERNATIONAL, INC.            3 of 3

                            EIN:  82-0250992
                             INVESTMENT PLAN
                             PLAN NUMBER 002
            ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------
               Fair Value of       Fair Value of
Identity       Purchased Assets    Sold Assets
of Party       on Transaction      on Transaction
Involved       Date                Date           Net Gain
-----------------------------------------------------------------

SERIES OF TRANSACTIONS

Fidelity       $ 9,915,800         $ 7,722,875    $  -
Management
Trust
Company*

Fidelity        23,101,733          22,589,755      -
Investments*

Fidelity         7,016,181           4,501,503      259,324
Investments*

Fidelity         4,750,569           2,341,779      255,412
Investments*

Fidelity         8,481,215           3,807,609      181,240
Investments*

TJ              16,217,367          14,053,517    1,721,268
International,
Inc.*


*    Known party-in-interest
**   There were no category 1, 2, or 4 transactions during 1997


The accompanying notes are an integral part of these schedules.
